UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Jianpu Technology Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

47738D101

(CUSIP Number)

Sailing Capital Overseas Investments Fund, LP

Unit 2006-08

20/F Harbour Centre, 25 Harbour Road

Wan Chai, Hong Kong

Attention: Yuanyuan Fan

Telephone: +852 2630 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Morrison & Foerster LLP

Edinburgh Tower, 33/F The Landmark

15 Queen’s Road Central

Hong Kong, China

Attention: Serena Tan

Telephone: +852 258 50861

July 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 47738D101	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sailing Capital Overseas Investments Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,661,229
	8	SHARED VOTING POWER 3,125,000
	9	SOLE DISPOSITIVE POWER 29,661,229
	10	SHARED DISPOSITIVE POWER 3,125,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,786,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON PN

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares, $0.0001 par value per share (“Ordinary Shares”), of Jianpu Technology Inc., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 21/F Internet Finance Center, Danling Street, Beijing, People’s Republic of China F4 1000080.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed on behalf of Sailing Capital Overseas Investments Fund, LP, a Cayman Islands limited partnership (“Sailing Capital”).

(b) The business address of Sailing Capital is Unit 2006-08, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.

(c) Sailing Capital is a global private equity firm focused on investments in the healthcare, technology and consumer sectors.

The name, citizenship, business address, principal business occupation or employment of each person functioning as a general partner of Sailing Capital are set forth on Annex A hereto.

(d-e) During the last five years neither Sailing Capital nor, to the knowledge of Sailing Capital, any of the individuals listed on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, neither Sailing Capital nor, to its knowledge, any of the any of the individuals listed on Annex A, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f) Sailing Capital is organized under the laws of the Cayman Islands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Item 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Ordinary Shares beneficially owned by Sailing Capital is 32,786,229 (the “Shares”).

23,411,229 of the Shares were distributed to Torch (as defined below) by RONG360 Inc. (“360”), the issuer’s former parent company, as a holder of 360’s preferred stock (the “Distribution”). In the Distribution, Torch received one Class B Ordinary Share per preferred share it held in 360. Automatically upon the Distribution, the 23,411,229 Class B Ordinary Shares were converted on a one for one basis into Ordinary Shares in accordance with the memorandum and articles of association of the Issuer. The Shares also include 6,250,000 Ordinary Shares purchased by Sailing Capital in a private placement at the time of the Issuer’s initial public offering, for which aggregate consideration of US$20.0 million was paid. The funds for the purchases were provided from the affiliates of Sailing Capital.

2,812,500 of the Shares were purchased by Rosy Parade Limited in a private placement at the time of the Issuer’s initial public offering for an aggregate cash consideration of US$9.0 million. The funds for the purchases were provided from the working capital of Rosy Parade Limited.

312,500 of the Shares were purchased by MJM International Limited in a private placement at the time of the Issuer’s initial public offering for an aggregate cash consideration of US$1.0 million. The funds for the purchases were provided from the working capital of MJM International Limited.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 3 of this Statement is hereby incorporated by reference in its entirety into this Item 4.

Sailing Capital purchased the Shares for investment purposes. Sailing Capital has a representative on the board of directors of the Issuer, Yuanyuan Fan.

Sailing Capital expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its respective interests in, and intentions with respect to, the Issuer and its investments in the securities of the Issuer, which review may be based on various factors including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, Sailing Capital reserves the right to change its intentions as it deems appropriate. In particular, Sailing Capital may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that Sailing Capital now owns or may hereafter acquire. In addition, Sailing Capital may engage in discussions with management and members of the board of directors regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. Sailing Capital may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, Sailing Capital has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Sailing Capital does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth in Item 4 of this Statement is hereby incorporated by reference in its entirety into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by Sailing Capital are set forth below. References to percentage ownership of Ordinary Shares in this Statement are based upon the 317,592,002 Ordinary Shares outstanding as of July 31, 2018 as reported in the Form 6-k filed by the Issuer on August 2, 2018. Torch International Ltd. (“Torch”), a direct and controlled subsidiary of Sailing Capital, is the record holder of the Shares except for 3,125,000 of the Shares which are held through Torch’s affiliates MJM International Limited and Rosy Parade Limited.

Because of Sailing Capital’s relationship with Torch, MJM International Limited, and Rosy Parade Limited, Sailing Capital may be deemed to have beneficial ownership of the Shares directly held by Torch, MJM International Limited, and Rosy Parade Limited. The filing of this Statement shall not be construed as an admission that Sailing Capital beneficially owns shares held by any person referenced herein.

Sailing Capital may be deemed to beneficially own the Shares, which represents approximately 10.3% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

(b) Sailing Capital has sole power to vote and dispose of or direct the vote and direct the disposition of 29,661,229 of the Shares and may be deemed to have the shared power to vote and dispose of or direct the voting and disposition of 3,125,000 of the Shares. None of Torch, MJM International Limited, or Rosy Parade has the power to direct Sailing Capital to vote or dispose of the Shares.

(c) Except as reported in this Statement, Sailing Capital has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference in its entirety into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated September 21, 2018

Sailing Capital Overseas Investments Fund, LP

By:	/s/ James Xiao Dong Liu
Name:	James Xiao Dong Liu
Title:	Chairman

Annex A

Name and Business Address	Present Principal Occupation	Citizenship
James Xiao Dong Liu Unit 2006-08, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong	Chairman of Sailing Capital	U.S.A